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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 4

                                    TO

                         APPLICATION OR DECLARATION

                                ON FORM U-1

                                  UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Allegheny Energy, Inc.
                           10435 Downsville Pike
                           Hagerstown, MD 21740

(Name of company or companies filing this statement and addresses of principal executive offices)

                           Allegheny Energy, Inc.

(Name of top registered holding company parent of each applicant or declarant)


                          Thomas K. Henderson, Esq.
                               Vice President
                           Allegheny Energy, Inc.
                           10435 Downsville Pike
                           Hagerstown, MD 21740

(Name and address of agent for service)

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                  SECURITIES AND EXCHANGE COMMISSION



______________________________
                              )
Allegheny Power System, Inc.  )              File No. 70-9147
                              )
DQE, Inc.                     )
______________________________)


       RESPONSE OF ALLEGHENY ENERGY INC. IN OPPOSITION
             TO MOTION TO INTERVENE OUT OF TIME

           Allegheny Energy, Inc. ("AYE") hereby submits  in

response  in  opposition  to  MidAtlantic  Energy  Company's

("MidAtlantic") Motion for Leave to participate as  a  Party

("MidAtlantic SEC Motion") filed on July 17, 1998  with  the

Securities and Exchange Commission ("SEC").



         THE MIDATLANTIC SEC MOTION SHOULD BE DENIED

           The  MidAtlantic SEC Motion should be denied  for

three  reasons.  First MidAtlantic cannot show  "exceptional circumstances" -- indeed, can show no circumstances at all -

-  justifying  its failure to request a hearing  within  the time  period granted by the SEC in its notice of the  filing of  AYE's application-declaration.  Second, the SEC Rules of

Practice  cited  by  MidAtlantic  to  justify  its  untimely intervention  do  not apply, as the SEC has  not  ordered  a hearing  on AYE's application-declaration and the  time  has

passed  for  MidAtlantic to request such a hearing.   Third,

the MidAtlantic SEC Motion does not raise any jurisdictional issue under the PUHCA.

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      AN UNTIMELY REQUEST FOR A HEARING MUST BE DENIED
              ABSENT EXCEPTIONAL CIRCUMSTANCES

           AYE  filed an application-declaration on November

26,  1997  requesting approval of its merger with DQE,  Inc.

The  SEC issued its notice of the filing of the application-

declaration on March 20, 1998 (HCAR 26846) and, pursuant  to

Rule  23  under  the Public Utility Holding Company  Act  of

1935k  as  amended ('PUHCA"), gave interested persons  until

April 13, 1998 to comment or request a hearing.  MidAtlantic filed  its  motion on July 17, 1998, more than three  months after the stated deadline.

           The SEC has long held that a request for a hearing

that  is  untimely  filed  will  not  be  considered  absent exceptional  circumstances.  See, e.g., Energy  Corporation,

et al. HCAR 25136, August 27, 1990 at note 57, aff'd in part and  rev'd in part sub nom.  City of New Orleans v. SEC, 969

F.2d  1163  (D.C.  Cir. 1992).  As the  SEC  stated  in  WPL

Holdings,   Inc.   et   al.,  "[t]he  certainties   of   the

Commission's   notice  procedures  benefit   the   regulated

companies,  the  Commission and the public.  The  Commission believes that these procedures should be disregarded only in extraordinary circumstances." WPL Holdings, Inc. HCAR 26856,

April 14, 1998 at note 93.  Further, in PSI Resources, Inc.,

HCAR  35-25674, Nov. 13, 1992, where the Indiana  Office  of

Utility Consumer counselor explained its untimely submission by claiming that it was unaware of the proposed transaction,

the   Commission  rightly  rejected  the  untimely  request,

stating  "[t]hat  alone is not a sufficient  basis  for  the

Commission  to  disregard its procedure, particularly  where the  application concerns a transaction in which  timing  is critical."

            In   the  instant  matter,  not  only  does  the

MidAtlantic   SEC   Motion  fail  to  provide   "exceptional

circumstances"  justifying  its  untimely  request   for   a

hearing,  it  fails  to  provide  any  explanation  at  all.

Further,  as the Merger Agreement between AYE and

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DQE,  Inc. was  entered into more than one year ago, the SEC should not permit further undue delay of the merger approval decision caused

by  the  untimely  motion  of  a  person  that   has

grievances  with  AYE unrelated to the pending  merger  with

DQE, Inc.  Consequently, MidAtlantic's request for a hearing must be denied.



  THERE IS NO PROCEEDING IN WHICH MIDATLANTIC MAY INTERVENE

           The  SEC's Rules of Practice cited by MidAtlantic

do not provide any basis on which MidAtlantic may intervene.

The  MidAtlantic SEC Motion requests permission to intervene pursuant  to  17  C.F.R. 201.210(b)(1),  which  permits  any person  to  seek leave to intervene in certain "proceedings"

before  the  Commission.  However, MidAtlantic's own  motion provides  the explicit basis on which its request should  be denied.

            The  term  "proceeding"  is  defined  17  C.F.R.

201.101(a)  as  "any agency process initiated  by  an  order instituting  proceedings" and the  term  "order  instituting

proceedings"  is  defined  as  "an  order  issued   by   the

Commission commencing a proceeding or an order issued by the

Commission to hold a hearing."  MidAtlantic does  not  claim that  the  Commission  has  issued  an  order  commencing  a proceeding  and  MidAtlantic  explicitly  admits  that  "[a]

hearing   has   not   been  ordered  by   the   Commission."

(MidAtlantic  SEC Motion, at 3 (emphasis  added)).   As  set

forth  above,  MidAtlantic's request for a hearing  is  over three  months  late  and it should not be granted such an

extraordinary request at such late a date.  Therefore, no

proceeding exists in which the commission  may permit MidAtlantic to intervene.

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   THE MIDATLANTIC SEC MOTION RAISES NO ISSUES UNDER PUHCA

           The  MidAtlantic SEC Motion fails  to  raise  any

issues under the PUHCA.  The MidAtlantic Motion is virtually identical  to  the  untimely  intervention  it filed  with  the

Federal  Energy Regulatory Commission ("FERC") ("MidAtlantic

FERC  Motion").  A copy of the MidAtlantic FERC  Motion  and the  Answer  of  AYE  are attached  as  Exhibits  A  and  B,

respectively.   The  Answer of AYE to the  MidAtlantic  FERC

Motion is incorporated by reference herein.

           The MidAtlantic SEC Motion merely reiterates  the

same  issues  it asserted before the FERC.  Both MidAtlantic

motions  claim  that  AYE  should  be  required  to   divest

generation  because of its alleged dominance over  strategic

transmission  interfaces,  the  alleged  dominance  of   its

generation  function  over  its transmission  function,  and

MidAtlantic's  alleged inability to develop a  third  Public

Utility Regulatory Policies Act of 1978 ("PURPA") project in

West  Virginia.  Both motions seek to require AYE to  divest its  generation  and  flow  profits  at  wholesale  back  to

affiliated distributors to mitigate stranded costs.   Simply

put,  the  MidAtlantic  SEC  Motion  does  not  present  any jurisdictional issues for the SEC.  The appropriate fora, if any,  for  these claims are the FERC, where MidAtlantic  has brought  an  essentially  identical  motion,  or  the  state commissions.



                         BACKGROUND

           As  background  for the SEC, MidAtlantic  is  the

plaintiff  in  a  lawsuit against AYE  and  certain  of  its subsidiaries in West Virginia.  The lawsuit, the history  of which  is  set forth in Item 3 of AYE's Form 10-K, page  31,

involves,  in  part, claims

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concerning a PURPA project  that

MidAtlantic  and its principals were unable to  develop  and sell  to AYE's subsidiaries.  MidAtlantic's SEC Motion, like the  MidAtlantic FERC Motion, is a ploy to pressure  AYE  in the  unrelated West Virginia case.  In that respect,  it  is similar  to  the  facts  of In the Matter  of  Middle  South

Utilities, Inc. HCAR 17081, March 30, 1971, in which the SEC granted  Middle  South's  Motion  to  Dismiss  the  City  of

Lafayette's   and  the  City  of  Plaquemine's   notice   of

appearance  which  was filed after the  time  fixed  in  the public  notice of hearing for interested persons to  request participation.  Further, as a factual matter,  MidAtlantic's unsupported  assertions  about AYE's  hostility  toward  its obligations  under  PURPA is belied by  AYE's  subsidiaries'

purchases  under  long term contracts with other  PURPA  projects,

including  two  projects developed by  MidAtlantic or its

principals.  (West Virginia University and Hannibal Lock and

Dam (see Item 1 of the 1997 Form 10-K, page 13)).



                           RELIEF

          The MidAtlantic SEC Motion is untimely, is made in

the  absence  of  any proceeding into which MidAtlantic  may intervene, and raises no jurisdictional issues under  PUHCA.

Therefore,  AYE  respectfully requests that the  MidAtlantic

SEC Motion be denied.

                                   Respectfully submitted,




                                   /s/ Thomas K. Henderson
                                       Thomas K. Henderson
                                       On  behalf of  Allegheny Energy, Inc.
DATED:  July 29, 1998

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